PROSPECTUS SUPPLEMENT NO. 2

To Prospectus dated September 8, 2022

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-266683

PROKIDNEY CORP.

Up to 239,420,000 Class A Ordinary Shares

This prospectus supplement no. 2 supplements the prospectus dated September 8, 2022, as supplemented from time to time (the “Prospectus”), relating to (i) the resale from time to time by certain of the selling securityholders named in the Prospectus (the “Selling Securityholders”) of 6,890,000 Class A ordinary shares, par value $0.0001 per share (“Class A ordinary shares”) of ProKidney Corp. (formerly known as Social Capital Suvretta Holdings Corp. III, “SCS” or the “Company”), collectively held by certain holders of the Company’s securities (the “Holders”) party to that certain Amended and Restated Registration Rights Agreement, dated as of July 11, 2022, by and among the Company, SCS Sponsor III LLC (the “Sponsor”), and the Holders (the “Amended and Restated Registration Rights Agreement”), their permitted transferees and certain Additional Holders (as defined in the Amended and Restated Registration Rights Agreement); (ii) the resale from time to time of 180,000,000 Class A ordinary shares issued or issuable to former holders of units in ProKidney LP pursuant to that certain Exchange Agreement, dated as of July 11, 2022, by and among the Company, ProKidney LP, and certain holders of the Company’s securities party thereto (the “Exchange Agreement”); (iii) the resale from time to time by certain of the Selling Securityholders of 52,480,000 Class A ordinary shares, purchased by certain investors at a purchase price of $10.00 per share, pursuant to subscription agreements with the Company; and (iv) the issuance by us and the resale from time to time by certain of the Selling Securityholders of 50,000 Class A ordinary shares reserved for issuance upon the settlement of restricted stock units.

The Prospectus provides you with a general description of such securities and the general manner in which we and the Selling Securityholders may offer or sell the securities. More specific terms of any securities that we and the Selling Securityholders may offer or sell may be provided in a prospectus supplement that describes, among other things, the specific amounts and prices of the securities being offered and the terms of the offering. The prospectus supplement may also add, update or change information contained in the Prospectus.

We will not receive any proceeds from the sale of Class A ordinary shares by the Selling Securityholders. However, we will pay the expenses, other than any underwriting discounts and commissions, associated with the sale of securities pursuant to the Prospectus.

We registered the securities for resale pursuant to the Selling Securityholders’ registration rights under certain agreements between us and the Selling Securityholders. Our registration of the securities covered by the Prospectus does not mean that either we or the Selling Securityholders will issue, offer or sell, as applicable, any of the securities. The Selling Securityholders may offer and sell the securities covered by the Prospectus in a number of different ways and at varying prices. We provide more information about how the Selling Securityholders may sell the shares in the section entitled “Plan of Distribution” in the Prospectus.

This prospectus supplement incorporates into the Prospectus the information contained in our attached current report on Form 8-K, which was filed with the Securities and Exchange Commission on December 6, 2022.

You should read this prospectus supplement in conjunction with the Prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

Our Class A ordinary shares are listed on the Nasdaq Capital Market under the symbol “PROK.” On December 8, 2022, the closing price of our Class A ordinary shares was $10.48.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 6 of the Prospectus and in the documents that are incorporated by reference in the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement of the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 8, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 02, 2022

PROKIDNEY CORP.

(Exact name of Registrant as Specified in Its Charter)

Cayman Islands	001-40560	98-1586514
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2000 Frontis Plaza Blvd. Suite 250
Winston-Salem, North Carolina		27103
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: 336 999-7029

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, $0.0001 par value per share	PROK	The Nasdaq Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On December 2 and 3, 2022, ProKidney Corp. (the “Company”), through a subsidiary, entered into an employment agreement (each an “Employment Agreement”) with each of its Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and its Senior Vice President, Global Head of Clinical Development and Interventional Procedures. The Employment Agreements generally provide for the executive’s annual base salary, target annual cash bonus opportunity, eligibility to receive long-term incentive awards under the Company’s 2022 Incentive Equity Plan (the “Incentive Equity Plan”), eligibility for participation in the Company’s employee health and welfare benefit and retirement programs and certain severance benefits described below. The annual base salaries and target annual cash bonus opportunities for the executives as provided under their Employment Agreements are set forth in the table below.

Under the Employment Agreements, if the executive’s employment is terminated by the Company without Cause or by the executive for Good Reason (each as defined in the applicable Employment Agreement) (a “Qualifying Termination Absent a Change in Control”), subject to the executive’s timely execution and non-revocation of a release of claims, the executive will receive (i) any earned but unpaid bonus for any prior completed fiscal year, payable when such payments would otherwise be paid, (ii) severance payments in the form of base salary continuation payable over the applicable post-termination severance period set forth in the table below and (iii) continued participation in the Company’s group health plan for the applicable post-termination severance period set forth in the table below.

In the event that the executive’s employment is terminated by the Company without Cause or by the executive for Good Reason within the applicable protection period set forth in the table below following a Change in Control (as defined in the Incentive Equity Plan) (a “Qualifying Termination Following a Change in Control”), subject to the executive’s timely execution and non-revocation of a release of claims, the executive will receive (i) a lump-sum severance payment equal to the applicable severance multiple set forth in the table below multiplied by the sum of the executive’s (A) then-current base salary and (B) then-current target bonus opportunity, (ii) continued participation in the Company’s group health plan for the applicable post-termination benefits period set forth in the table below and (iii) full vesting of any equity awards then outstanding held by the executive.

The following table sets forth, for each executive, the annual base salary and annual cash bonus opportunity set forth in his Employment Agreement, as well as, in the case of a Qualifying Termination Absent a Change in Control, the applicable post-termination severance period, and in the case of a Qualifying Termination Following a Change in Control, the applicable protection period, severance multiple and post-termination benefits period.

NEO	Base Salary	Annual Target Bonus Opportunity	Qualifying Termination Absent a Change in Control	Qualifying Termination Following a Change in Control
			Post-Termination Severance Period	Protection Period	Severance Multiple	Post-Termination Benefits Period
Timothy Bertram, Chief Executive Officer	$620,000	60%	12 months	18 months	1.5X	18 months
James Coulston, Chief Financial Officer	$420,000	40%	9 months	18 months	1X	12 months
Deepak Jain, Chief Operating Officer	$495,000	45%	9 months	18 months	1X	12 months
Joseph Stavas, SVP, Global Head of Clinical Development and Interventional Procedures	$560,000	40%	9 months	18 months	1X	12 months

The foregoing summary description of the Employment Agreements is not complete and is subject to, and qualified in its entirety by reference to, the full text of the Employment Agreements, copies of which will be filed as exhibits to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
104	Cover Page Interactive Data File (embedded within Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PROKIDNEY CORP.

Date:	December 6, 2022	By:	/s/ Todd Girolamo
Todd Girolamo Chief Legal Officer